
                                          FY2008 Semi-Annual Consolidated Financial Results
                                             (April 1, 2007 through September 30, 2007)
              (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
                                  English translation from the original Japanese-language document

                                                                                                                    November 7, 2007
Company name                                               : Toyota Motor Corporation
Stock Exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
URL                                                        : http://www.toyota.co.jp
Representative                                             : Katsuaki Watanabe, President
Contact person                                             : Takuo Sasaki, General Manager, Accounting Division
                                                             Tel. (0565) 28-2121
Filing date of interim Securities Report                   : Late December, 2007
Payment date of cash dividends                             : November 26, 2007

                                                                                    (Amounts are rounded to the nearest million yen)
1.  Consolidated results for FY2008 Semi-Annual (April 1, 2007 through September 30, 2007)

(1) Consolidated financial results                                                           (% of change from previous semi-annual)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Income before income taxes,
                                           Net revenues                    Operating income        minority interest and equity in
                                                                                                   earnings of affiliated companies
------------------------------------------------------------------------------------------------------------------------------------
                                  Million yen               %         Million yen               %         Million yen              %

FY2008 semi-annual                 13,012,209          (13.4)           1,272,164          (16.3)           1,362,278         (16.8)
FY2007 semi-annual                 11,471,889          (15.3)           1,093,425          (35.1)           1,166,134         (36.2)
------------------------------------------------------------------------------------------------------------------------------------
FY2007                             23,948,091             --            2,238,683             --            2,382,516            --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                        Net income                     Net income per share                 Net income per share
                                                                             - Basic                             - Diluted
------------------------------------------------------------------------------------------------------------------------------------
                                  Million yen               %                                 Yen                               Yen

FY2008 semi-annual                    942,410          (21.3)                              295.50                            295.34
FY2007 semi-annual                    777,216          (36.2)                              241.36                            241.25
------------------------------------------------------------------------------------------------------------------------------------
FY2007                              1,644,032             --                               512.09                            511.80
------------------------------------------------------------------------------------------------------------------------------------
Reference: Equity in earnings of affiliated  companies:  FY2008  semi-annual  145,104 million yen, FY2007  semi-annual  89,491 million yen.


(2) Consolidated financial position
------------------------------------------------------------------------------------------------------------------------------------
                                   Total assets           Shareholders' equity              Ratio of           Shareholders' equity
                                                                                      shareholders' equity          per share
------------------------------------------------------------------------------------------------------------------------------------
                                        Million yen                Million yen                           %                      Yen

FY2008 semi-annual                       33,890,681                 12,381,261                        36.5                 3,887.76
FY2007 semi-annual                       30,047,847                 10,994,535                        36.6                 3,418.62
------------------------------------------------------------------------------------------------------------------------------------
FY2007                                   32,574,779                 11,836,092                        36.3                 3,701.17
------------------------------------------------------------------------------------------------------------------------------------


(3) Consolidated cash flows
------------------------------------------------------------------------------------------------------------------------------------
                                  From operating                From investing        From financing             Cash and cash
                                    activities                     activities           activities          equivalents at the end
                                                                                                                 of the period
------------------------------------------------------------------------------------------------------------------------------------
                                       Million yen                Million yen                 Million yen               Million yen

FY2008 semi-annual                       1,676,450                (2,160,817)                     595,154                 2,011,629
FY2007 semi-annual                       1,570,993                (1,721,174)                     470,870                 1,906,381
------------------------------------------------------------------------------------------------------------------------------------
FY2007                                   3,238,173                (3,814,378)                     881,768                 1,900,379
------------------------------------------------------------------------------------------------------------------------------------

                                          FY2008 Semi-Annual Consolidated Financial Results
                                             (April 1, 2007 through September 30, 2007)
              (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
                                  English translation from the original Japanese-language document
2.  Cash dividends

--------------------------------------------------------------------------------------------------------------
                                                        Cash dividends per share
--------------------------------------------------------------------------------------------------------------
                                     Interim                    Year-end                     Annual
--------------------------------------------------------------------------------------------------------------
                                                  Yen                        Yen                         Yen
 FY2007                                         50.00                      70.00                      120.00
--------------------------------------------------------------------------------------------------------------
 FY2008                                         65.00
--------------------------------------------------------------------------------------------------------------


3.  Forecast of consolidated results for FY2008 (April 1, 2007 through March 31, 2008)
                                                                                                           (% of change from FY2007)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Income before income taxes,
                        Net revenues             Operating income        minority interest and equity in            Net income
                                                                         earnings of affiliated companies
------------------------------------------------------------------------------------------------------------------------------------
                         Million yen    %           Million yen    %                       Million yen    %        Million yen    %

 FY2008                 25,500,000   (6.5)          2,300,000   (2.7)                       2,450,000  (2.8)        1,700,000  (3.4)
------------------------------------------------------------------------------------------------------------------------------------
Forecast of net income per share - Basic (FY2008): 533.81 Yen


4.  Others

(1) Changes in significant subsidiaries during FY2008 : none
    (changes in specified subsidiaries resulting in changes in scope of consolidation)

(2) Changes in accounting principals and procedures, and disclosures, for interim consolidated financial statements

 1. Changes by a newly issued accounting pronouncement : yes
 2. Changes other than (2)-1    : none

(3) Number of shares issued and outstanding (common stock)

 1. Number of shares issued and outstanding at the end of each fiscal year :
    FY2008 semi-annual 3,609,997,492 shares, FY2007 semi-annual 3,609,997,492 shares, FY2007 3,609,997,492 shares
 2. Number of treasury shares at the end of each fiscal year : FY2008 semi-annual 425,318,780 shares, FY2007 semi-annual 393,921,442 shares, FY2007 412,060,800 shares
 3. Average number of shares issued and outstanding in each fiscal year :
    FY2008 semi-annual 3,189,218,964 shares, FY2007 semi-annual 3,220,116,379 shares, FY2007 3,210,422,730 shares


                                         FY2008 Semi-Annual Unconsolidated Financial Results
                                             (April 1, 2007 through September 30, 2007)
         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
                                  English translation from the original Japanese-language document


Reference: Overview of the Unconsolidated Financial Results

                                                                                     (Amounts less than one million yen are omitted)

1.  Unconsolidated results for FY2008 Semi-Annual (April 1, 2007 through September 30, 2007)

(1) Unconsolidated financial results                                                        (% of change from previous semi-annual )
------------------------------------------------------------------------------------------------------------------------------------
                                      Net sales              Operating income          Ordinary income              Net income
------------------------------------------------------------------------------------------------------------------------------------
                               Million yen         %      Million yen        %      Million yen        %      Million yen        %

FY2008 semi-annual               5,737,166     (4.9)          609,794    (6.8)          852,404    (9.5)          601,947   (14.5)
FY2007 semi-annual               5,470,326    (17.3)          571,015   (91.8)          778,277   (86.8)          525,851   (85.4)
------------------------------------------------------------------------------------------------------------------------------------
FY2007                          11,571,834       --         1,150,921      --         1,555,193      --         1,060,109      --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------
                               Net income per share
                                     - Basic
                                                 Yen
------------------------------------------------------

FY2008 semi-annual                            188.74
FY2007 semi-annual                            163.29
------------------------------------------------------
FY2007                                        330.20
------------------------------------------------------


(2) Unconsolidated financial position
------------------------------------------------------------------------------------------------------------------------------------
                                   Total assets               Net assets               Equity ratio          Net assets per share
------------------------------------------------------------------------------------------------------------------------------------
                                         Million yen               Million yen                         %                       Yen

FY2008 semi-annual                        10,511,453                 7,352,741                      69.9                  2,308.04
FY2007 semi-annual                         9,872,085                 6,844,262                      69.3                  2,128.05
------------------------------------------------------------------------------------------------------------------------------------
FY2007                                    10,661,169                 7,150,603                      67.1                  2,235.64
------------------------------------------------------------------------------------------------------------------------------------
Reference: Equity at the end of FY2008 semi-annual: 7,350,371 million yen, Equity at the end of FY2007 semi-annual: 6,843,970 million yen, Equity at the end of FY2007: 7,149,432 million yen.


2.  Forecast of unconsolidated results for FY2008 (April 1, 2007 through March 31, 2008)

                                                                                                           (% of change from FY2007)
------------------------------------------------------------------------------------------------------------------------------------
                                    Net sales              Operating income          Ordinary income              Net income
------------------------------------------------------------------------------------------------------------------------------------
                               Million yen         %      Million yen        %     Million yen         %      Million yen        %

FY2008                          12,000,000     (3.7)        1,100,000   (-4.4)       1,590,000     (2.2)        1,130,000    (6.6)
------------------------------------------------------------------------------------------------------------------------------------
Forecast of net income per share - Basic (FY2008): 354.82 Yen


Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.